September 26, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (425) 468.8228

Mr. Mark C. Pigott
Chief Executive Officer
PACCAR Inc.
777 106th Ave N.E.
Bellevue, WA 98004

      Re: PACCAR Inc.
              Definitive 14A
              Filed March 21, 2007
              File No. 001-14817

Dear Mr. Pigott:

We have limited our review of your definitive proxy statement to your executive compensation disclosure and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Board Governance, page 6

1. Please consider revising your disclosure regarding the functions performed by your standing committees to provide a more thorough summary of their respective roles and responsibilities.

Compensation of Directors, page 7

2. Disclose all assumptions made in the valuation of stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Industry Compensation Comparison Groups, page 8

3. The identity of the companies you rely upon for compensation benchmarking purposes is unclear. Your disclosure indicates that you rely upon information from Fortune 500 companies as well as a select group of peer companies. Please disclose the identity of the companies relied upon for benchmarking. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total compensation and each benchmarked element of compensation in the most recently-ended fiscal year. This disclosure should include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Elements of Total Compensation, page 9

4. Throughout your Compensation Discussion & Analysis and as to each compensation element, please provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006. For example, your description of the operation of the annual incentive cash compensation program is vague. As another example, we note limited analysis on pages 9-10 of how your option and restricted stock awards were determined. Although your disclosure provides some general information relating to this form of compensation, please disclose how the committee makes actual payout determinations. Refer to Item 402(b)(2)(vii) of Regulation S-K. Please disclose the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer's compensation package and describe the reasons why the committee believes that the amounts paid to each

named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

5. You indicate that the company restructured its compensation program in 2006. Please disclose in more detail why you restructured the program in the manner chosen, how the company determined the amount by which to increase the target award percentages, the amount of the increases, and the processes and reasoning that resulted in the creation in 2006 of the annual restricted stock and the restricted stock match programs in 2006.

6. You indicate that several elements of your compensation are linked to attainment of certain undisclosed company performance goals. Please disclose these quantitative and qualitative goals, and any other specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

7. You provide limited discussion and analysis of the effect of individual performance on the different elements of compensation (such as base salary and short-term and long-term incentive compensation) despite disclosure suggesting it is a significant factor considered by the committee. Please provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers, including specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

8. For each element of compensation, please revise the relevant disclosure to more fully address the compensation committee's discretion to adjust compensation. For instance, if the company fails to meet performance targets may the committee, in its discretion, still choose to award equity or bonuses? Alternatively, when

Mr. Mark C. Pigott
PACCAR Inc.
September 26, 2007
Page 4

objective performance criteria are satisfied what discretion does the compensation committee and board of directors have to limit or increase incentive awards? Refer to Item 402(b)(2)(vi) of Regulation S-K.

Summary Compensation Table, page 12

9. As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please provide a more detailed analysis of how and why the compensation of Mr. Pigott differs so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please disclose on an individualized basis.

Outstanding Equity Awards at Fiscal Year End, page 16

10. As indicated in Instruction 2 to Item 402(f)(2) of Regulation S-K, please disclose by footnote to the applicable column the vesting dates of options, shares of stock and equity incentive plan awards held at fiscal-year end.

Potential Payments Upon Termination, page 19

11. You indicate that named executives terminated without cause retain vested stock options, deferred compensation and supplemental retirement plan benefits. The table seems to suggest that no compensation will be received upon termination without cause. Please revise the line item entitled "Termination Without Cause" accordingly.

12. Where appropriate, please disclose how the appropriate payment and benefit levels are determined for purposes of termination and severance packages. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also disclose in the Compensation Discussion and Analysis how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Compensation Committee Report, page 21

13. Please relocate to the Compensation Discussion & Analysis, your discussion of the functions performed by your compensation consultant. In addition, please address the nature and scope of the consultant's assignment and any other material elements of the consultant's functions. Refer to Item 407(e)(3)(iii) of Regulation S-K.

<u>Nominating and Governance Committee Report, page 24</u>

14. Please relocate to the body of the proxy statement, your discussion regarding your procedures related to director nominations. In addition, please provide a summary of the procedural and substantive requirements for director recommendations submitted by shareholders. Refer to Item 407(c)(2) of Regulation S-K.

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney Advisor